U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-39137

Fresh2 Group Limited

880 3RD AVE FL 7

NEW YORK, NY 10022-4730

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Resignation of CEO and Chairperson of the Board of Directors

New York NY, April 16, 2025 — Fresh2 Group Limited (the “Company”) today announced that Haohan Xu has resigned as Chief Executive Officer and Chairperson of the Board of Directors, effective March 1, 2025. Mr. Xu will continue to serve as a Director on the Company’s Board.

The Company is in the process of evaluating candidates to fill the vacancy created by Mr Xu’s departure and will make further announcements as appropriate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 16, 2025	Fresh2 Group Limited

	By:	/s/ Xiaoyu Li
	Name:	Xiaoyu Li
	Title:	Chief Financial Officer

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